Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

From:         Noah Breslow
To:         All Staff
Date:         July 28, 2020 4:55pm ET
Subject:    Important Company Update

Dear Team,
As mentioned in our mini Town Hall moments ago, today marks a defining moment in OnDeck’s history. This afternoon we entered into a definitive agreement to be acquired by Enova, a leading provider of online financial services to underserved consumers and small businesses. While I was glad for the chance to speak to all of you right after the news was announced publicly, I hope that you will also join me tomorrow for a more comprehensive Town Hall at 10 am ET where I will discuss the combination in greater detail, and what it means for our customers and for each of us.
Joining forces with Enova ensures that what we have built over the last 14 years continues and gets stronger, even in the most uncertain of times. Upon close, Enova will acquire OnDeck as a wholly owned subsidiary. Our brand, products and services will continue under Enova’s ’s existing portfolio of brands. This combination enables us to further our core mission of helping our small business customers succeed, while improving our funding profile and access to capital markets.
Headquartered in Chicago, Illinois with approximately 1,200 employees companywide, Enova has provided nearly 7 million customers around the globe with access to more than $20 billion in loans and financing over the last 15 years.
Like us, Enova is a fintech company, and has a portfolio of brands and products serving consumers and small businesses. Enova also delivers on-demand decision-making technology and real-time predictive analytics services to clients in a similar fashion to our ODX business. And, both companies have international businesses to access new markets for our respective products.
Our shared values, vision and focus on underserved communities and expanding access to financial services through innovation make this a great match. And, the partnership provides product diversification and increased market share, which result in a more resilient, better-capitalized company. Together, we are better positioned to further support small businesses and consumers as we navigate through the COVID-19 pandemic and return to growth on the other side.
At the same time, it is only natural to be experiencing a range of emotions upon hearing this news, and uncertainty about the future. I will talk more about this at Town Hall tomorrow. At this point in the process, prior to the close of the transaction, we do not have all the answers, but in the coming weeks we will be working with Enova to roll out more detailed plans for our combined business.
I know this is a lot of information to absorb. In the next few minutes, those of you on customer-facing teams will receive an email containing FAQs and talking points to equip you for any inbound questions from customers or partners. In addition, we will be posting Team Member FAQs to OnDeck Connect

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

tomorrow after Town Hall. The Executive Committee and I are committed to keeping you informed throughout this process through our usual channels and our weekly updates as new information becomes available.
Given the unprecedented environment, we believe this transaction is the right decision for our business, our customers, our shareholders, and our team, and we’re excited about this opportunity to grow and expand with Enova.
I am grateful to each of you for what we have accomplished, and look forward to speaking with you tomorrow about what we can achieve together going forward.
WCBS,
Noah

Forward Looking Statements
This communication contains “forward-looking statements” regarding On Deck Capital, Inc. (“OnDeck”), Enova International, Inc. (“Enova”) or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of OnDeck, are made in reliance on the “safe harbor” provisions within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, those related to the combined company’s expected scale and offerings, ability to drive innovation and serve small businesses and consumers, create significant shareholder value opportunities, leverage complementary strengths, access capital, and accelerate growth. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of OnDeck or Enova to terminate the merger agreement; the ability to obtain regulatory approvals and/or meet other closing conditions to the proposed merger on a timely basis or at all; the ability to obtain approval by OnDeck stockholders; difficulties and delays in integrating OnDeck’s and Enova’s businesses; risks that the proposed merger disrupts OnDeck’s or Enova’s current plans and operations; failing to realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of OnDeck or Enova to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Enova common stock to be issued in connection with the proposed merger; the outcome of any legal proceedings that may be instituted against OnDeck, Enova or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in laws and regulations or the interpretation or enforcement thereof; changes in rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond OnDeck’s and Enova’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts OnDeck’s and Enova’s businesses, operations and financial results, including (without limitation) the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable,

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or OnDeck’s and Enova’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on OnDeck’s and Enova’s businesses and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “targets”, “expects”, “allows”, “enables”, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.
While forward-looking statements are OnDeck’s and Enova’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent OnDeck’s and Enova’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to (1) the cautionary statements and risk factors included in OnDeck’s filings with the SEC, including OnDeck’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, OnDeck’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020 and any further disclosures OnDeck makes in Current Reports on Form 8-K. OnDeck’s SEC filings are available electronically on OnDeck’s investor website at investors.OnDeck.com or the SEC’s website at www.sec.gov and (2) the cautionary statements and risk factors included in Enova’s filings with the SEC, including Enova’s Annual Report on Form 10-K filed with the SEC on February 27, 2020, Enova’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020 and any further disclosures Enova makes in Current Reports on Form 8-K. Enova’s SEC filings are available electronically on Enova’s investor website at ir.Enova.com or the SEC’s website at www.sec.gov.
OnDeck and Enova assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication. All subsequent written and oral forward-looking statements attributable to OnDeck, Enova or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It
In connection with the proposed merger, Enova will file with the SEC a registration statement on Form S-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of OnDeck / prospectus of Enova which, when finalized, will be sent to the stockholders of OnDeck seeking their approval of the respective merger-related proposals. STOCKHOLDERS OF ONDECK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDECK, ENOVA AND THE PROPOSED MERGER.

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by OnDeck or Enova free of charge through the website maintained by the SEC at www.sec.gov, from OnDeck at its website investors.OnDeck.com, or from Enova at its website ir.Enova.com.
Participants in the Solicitation
OnDeck, Enova and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from OnDeck stockholders in respect of the proposed merger under the rules of the SEC. Information about OnDeck’s directors and executive officers is available in OnDeck’s proxy statement dated March 18, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of OnDeck securities by directors or executive officers of OnDeck have changed since the amounts contained in the definitive proxy statement for OnDeck’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from OnDeck by going to its investor relations page on its corporate website at investors.OnDeck.com. Information about Enova’s directors and executive officers and a description of their interests are set forth in Enova’s 2019 Annual Report, which may be obtained free of charge from Enova’s website, ir.Enova.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from OnDeck and Enova using the sources indicated above.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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